                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             (Amendment No.....)*

               Great Eastern Energy and Development Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                    Common
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                390323 - 10 - 3
--------------------------------------------------------------------------------
                                (CUSIP Number)

Ivan M. Diamond, Greenebaum Doll & McDonald PLLC, 3300 National City Tower,
--------------------------------------------------------------------------------
Louisville, KY 40202
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 11, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission, See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  390323 - 10 - 3
          -----------------


--------------------------------------------------------------------------------

     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          William T. Young, SS# ###-##-####
          ------------------------------------------------------------------
--------------------------------------------------------------------------------

     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             ---------------------------------------------------------------

(b)
----------------------------------------------------------------------------
3) SEC Use Only
----------------------------------------------------------------------------

4) Source of Funds (See Instructions)     00
----------------------------------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
----------------------------------------------------------------------------

6) Citizenship or Place of Organization       U.S. Citizenship
----------------------------------------------------------------------------

Number of           (7)  Sole Voting Power                            0
Shares Bene-        --------------------------------------------------------
ficially            (8) Shared Voting Power
Owned by            --------------------------------------------------------
Each Report-        (9)  Sole Dispositive Power                       0
ing Person          --------------------------------------------------------
With                (10) Shared Dispositive Power
                    --------------------------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person      0
----------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
----------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)                0
----------------------------------------------------------------------------

14) Type of Reporting Person See Instructions)                        IN
----------------------------------------------------------------------------





















----------------------------------------------------------------------------
[Schedule 13D cover page amended in Release No. 34-37692 ([Paragraph]85,845), effective October 7, 1996,61 F.R. 49957.]

                                 SCHEDULE 13D


Item 1.  Security and Issuer

     This statement relates to the common stock of Great Eastern Energy and Development Corporation (the "Corporation"), which is located at 5990 Greenwood Plaza Boulevard, Suite 127, Greenwood Village, Colorado 80111-4708.

Item 2.  Identity and Background

     (a) Name: William T. Young

     (b) Resident or business address

         The address of the reporting person is P.O. Box 1110, Lexington, Kentucky 40589.

     (c) Present principal occupation or employment and the name, principal business and address of corporations in which such employment is conducted:

         The reporting person is the Chairman of the Board of W.T. Young Storage Co., which is located at P.O. Box 1110, Lexington, Kentucky 40589.
         W.T. Young Storage is engaged in public warehousing, trucking, real estate development and thoroughbred horse breeding and racing.

     (d) The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The reporting person has not, during the last five years, been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship:

         The reporting person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration:

         Not applicable. The reporting person is disposing of securities.

Item 4.  Purpose of Transaction:

         The reporting person has disposed of all of his 5,642,000 shares of the Corporation's common stock. Those shares represented 29.2% of that class of securities. The reporting person's shares of the Corporation's common stock were disposed of pursuant to the tender offer of Caprito Gas Corporation, a Texas corporation ("Caprito") on Form 14D-1 filed July 11, 1997. On August 11, 1997, the tender offer was consummated. Pursuant to the 14D-1, Caprito proposes to follow its successful tender offer with a cash-out merger of the Corporation with Caprito or an affiliate of Caprito. This second transaction affecting the non-tendering shareholders will enable Caprito to obtain 100% of the outstanding common stock of Great Eastern Energy and Development Corporation. Following the merger, the sole director of the Corporation will be Kevin O. Butler, the sole stockholder of Caprito.

Item 5.  Interest in Securities of the Issuer:

     (a) See Item 11 of the cover page.

     (b) See Item 7 through 10 of cover page.

     (c) Not applicable.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) August 11, 1997

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer:

         Not applicable.

Item 7.  Material to be Filed as Exhibits:

         Not applicable.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 1997                  /s/ William T. Young
      ---------------                  -----------------------------
                                       Signature

                                       William T. Young
                                       -----------------------------
                                       Name/Title


                                      -2-